November 5, 2012

Erin Jaskot

Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunCoke Energy Partners, L.P.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 24, 2012
File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 4, each of which has been marked to show changes made since the filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”), filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2012. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Commission, dated October 31, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

All page references in the Registrant’s responses are to Amendment No. 4. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission, November 5, 2012, Page 2

Cash Distribution Policy and Restrictions on Distributions, page 50

1.	We note your response to comment 6 in our letter dated October 19, 2012. It appears from your response that you have concluded that the “Cash Available for Distribution” measure is not a liquidity measure. If this is correct, it is unclear how you arrived at this conclusion. In this regard, we understand that “Cash” is widely understood to constitute legal currency that is used in the exchange of goods and services. For example, investors can reasonably assume that the “Cash” balance presented in your financial statements is a measure of the legal currency which you possessed on the Balance Sheet date. There remains a concern that applying an alternative definition to the word “Cash” will be confusing to investors. Consequently, please reconcile each presentation of “Cash Available for Distribution” throughout your Form S-1 to “Net cash provided by (used in) operating activities” in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. Please also expand your presentation to disclose US GAAP operating, investing and financing cash flows for each period presented. Please refer to Question 102.06 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance. While Cash Available for Distribution is also a liquidity measure, we would not object to a per share presentation, as this measure appears to be akin to a dividend. Refer to Section 202.04 of the Financial Reporting Codification for guidance. This presentation will then be consistent with these other factors which indicate that this is a liquidity measure:

•	The title of the measure, “Cash Available for Distribution”, indicates that the purpose is to reflect the amount of cash available for distribution.

•	Your risk factor disclosure on page 39 notes that the amount of cash that will be available for distribution depends primarily on your cash flow and not solely on your profitability.

•	On page 53, you note that the purpose of the measure is to assist you in determining if you will be able to pay the specific cash distributions.

•	On page 51, you list out several limitations on cash distributions. The majority of these limitations relate to your ability to pay the cash distribution.

Response: The Registrant acknowledges the Staff’s Comment and, as discussed telephonically with Tracey Smith, Staff Accountant, will make appropriate edits to the Registration Statement after further discussion with the Staff regarding the Comment.

Securities and Exchange Commission, November 5, 2012, Page 3

2.	We note your disclosure on page 61 that you do not expect to require additional working capital requirements during the forecasted period, as you do not expect any material changes in your inventories levels. Please expand your disclosure to also address your expectations for the impact of cash, accounts receivable, accounts payable and accrued liabilities to your working capital needs during the forecasted period.

Response: The Registrant acknowledges the Staff’s Comment and has expanded the disclosure to address additional factors associated with the Registrant’s working capital expectations. Please see page 61.

In addition, the Registrant notes that it has made a number of edits to the Registration Statement, largely to reflect (i) the Registrant’s financial results for the nine months ended September 30, 2012, and (ii) the Registrant’s Estimated Net Income and Cash Available for Distribution for the twelve months ending December 31, 2013 and the interim quarterly periods.

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Very truly yours,

/s/ Michael Swidler

Michael Swidler

cc:	Tracey Smith (Commission)
Al Pavot (Commission)
Craig E. Slivka (Commission)
Pamela A. Long (Commission)
Denise R. Cade (Registrant)
Sean T. Wheeler (Latham & Watkins LLP)
Divakar Gupta (Latham & Watkins LLP)